UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2013
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 8, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: May 9, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 8, 2013

Exhibit 1

   Earnings Release
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2013 RESULTS

Backlog of orders grows to $5.8 billion;
Revenues at $680 million; Net income at $41.4 million;
Diluted net earnings per share of $0.98

Haifa, Israel, May 8, 2013 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, reported today its consolidated financial results for the first quarter ended March 31, 2013.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased to be reporting a solid start to 2013 with a record backlog of orders. We have demonstrated continuous improvement in profitability, by leveraging our global intercompany synergies as well as our focus on operational efficiency. This has enabled us to reduce our operating expenses and improve our operating margins. Growth in our backlog for the past four consecutive quarters provides us with confidence that we will continue our improved performance in the future.”

Mr. Machlis continued: "Yossi Ackerman, the Company’s former President and CEO, left the Company with a solid foundation and on the right path to maintain its long-term growth trajectory. I look forward to continuing  to strengthen the Company, in order to be well positioned to meet future challenges and achieve continued growth".

First quarter 2013 results:

Revenues in the first quarter of 2013 were $680.2 million, as compared to $690.8 million in the first quarter of 2012. The leading contributors to the Company's revenues were the airborne systems and C4ISR systems areas of operations. The decrease in the land systems area of operations was mainly due to decline in revenues of fire control and life support systems in North America and Asia Pacific.

Gross profit amounted to $192.7 million (28.3% of revenues) in the first quarter of 2013, as compared with gross profit of $195.8 million (28.3% of revenues) in the first quarter of 2012. The non-GAAP gross profit in the first quarter of 2013 was $198.3 million (29.2% of revenues), compared to $200.9 million (29.1% of revenues) in the first quarter of 2012.

Research and development expenses, net were $51.0 million (7.5% of revenues) in the first quarter of 2013, as compared to $58.8 million (8.5% of revenues) in the first quarter of 2012.

Marketing and selling expenses were $55.8 million (8.2% of revenues) in the first quarter of 2013, as compared to $61.4 million (8.9% of revenues) in the first quarter of 2012.

General and administrative expenses were $32.2 million (4.7% of revenues) in the first quarter of 2013, as compared to $33.9 million (4.9% of revenues) in the first quarter of 2012.

    Earnings Release

Operating income was $53.7 million (7.9% of revenues) in the first quarter of 2013, as compared to $41.7 million (6.0% of revenues) in the first quarter of 2012. The non-GAAP operating income in the first quarter of 2013 was $65.3 million (9.6% of revenues), as compared to $53.9 million (7.8% of revenues) in the first quarter of 2012.

Financial expenses, net were $7.9 million in the first quarter of 2013, as compared to $7.8 million in the first quarter of 2012.

Taxes on income were of $4.6 million (effective tax rate of 10.1%) in the first quarter of 2013, as compared to $6.6 million (effective tax rate of 18.9%) in the first quarter of 2012. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.7 million (0.2% of revenues) in the first quarter of 2013, as compared to $4.0 million (0.6% of revenues) in the first quarter of 2012. The equity in net earnings of affiliated companies and partnerships in the first quarter of 2012 included approximately $1.6 million in capital gain related to the sale of the Company's interest in an affiliated entity.

Net income attributable to non-controlling interests was $1.1 million in the first quarter of 2013, as compared to net expense of $0.8 million in the first quarter of 2012.

Net income attributable to the Company's ordinary shareholders  was $41.4 million (6.1% of revenues) in the first quarter of 2013, as compared to $32.9 million (4.8% of revenues) in the first quarter of 2012. The non-GAAP net income in the first quarter of 2013 was $51.1 million (7.5% of revenues), as compared to $40.8 million (5.9% of revenues) in the first quarter of 2012.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.98 for the first quarter of 2013, as compared with $0.77 for the first quarter of 2012. The non-GAAP earnings per share in the first quarter of 2013 were $1.22, as compared to $0.96 in the first quarter of 2012.

The Company’s backlog of orders was $5,777 million as of March 31, 2013, as compared with $5,683 million as of December 31, 2012. Approximately 77% of the backlog relates to orders outside of Israel. Approximately 63% of the Company’s backlog as of March 31, 2013, is scheduled to be performed during the upcoming three quarters of 2013 and during 2014.

Operating cash flow was $13.8 million during the first quarter of 2013, as compared to $51.8 million in the first quarter of 2012.

    Earnings Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

    Earnings Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31		Year Ended December 31
	2013	2012	2012

GAAP gross profit	192.7	195.8	815.9
Adjustments:
Amortization of intangible assets	5.6	5.1	24.2
Non-GAAP gross profit	198.3	200.9	840.1
Percent of revenues	29.2%	29.1%	29.1%

GAAP operating income	53.7	41.7	203.1
Adjustments:
Amortization of intangible assets	11.6	12.2	49.2
Non-GAAP operating income	65.3	53.9	252.3
Percent of revenues	9.6%	7.8%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	41.4	32.9	167.9
Adjustments:
Amortization of intangible assets	11.6	12.2	49.2
Gain from change in holdings	-	(2.3)	(2.3)
Adjustment of loss from discontiued operations, net	0.2	0.1	0.4
Related tax benefits	(2.1)	(2.1)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	51.1	40.8	206.3
Percent of revenues	7.5%	5.9%	7.1%

Non-GAAP diluted net EPS	1.22	0.96	4.88

    Earnings Release

Recent Events:

On March 17, 2013, the Company announced that its wholly-owned subsidiary, Elbit Systems EW and SIGINT  Elisra Ltd., was awarded an approximately $115 million contract to supply an Asian customer with Electronic Warfare systems for multi-purpose land missions. The contract will be performed over two years.

On March 20, 2013, the Company announced that its wholly-owned subsidiary, Elbit Systems Electro-optics Elop Ltd. was awarded an approximately $80 million contract to upgrade Armored Fighting Vehicles of an Asian customer. The program will be performed over a two-year period.

On April 24, 2013, the Company announced that it was awarded an approximately $40 million contract to supply a country in Africa with the Wise Intelligence Technology (WiTTM) System for Intelligence Analysis and Cyber Defense. The system will be supplied within two years.

On April 25, 2013, the Company announced the establishment of Sharp Elbit Systems Aerospace, Inc., a jointly owned company in South Korea, with Sharp Aviation K Inc., located in Seoul, South Korea. Elbit Systems will own 19% with an option to increase ownership to 50%.

Changes to the Board of Directors:

Further to previous announcements on August 14, 2012, and March 13, 2013, and pursuant to the recommendation of the Board’s Nomination and Corporate Governance Committee, the Board of Directors appointed Joseph Ackerman as a member and Vice Chairman of the Board of Directors, effective immediately following the Board meeting on May 7, 2013.  Mr. Ackerman retired as President and CEO of the Company on March 31, 2013.  Mr. Ackerman’s appointment to the Board of Directors follows the resignation of Dov Ninveh, who served as a member of the Board of Directors since 2000.  The Board expresses its appreciation to Mr. Ninveh for his many years of valuable service as a director.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the first quarter of 2013. The dividend’s record date is May 21, 2013, and the dividend will be paid on June 3, 2013, net of taxes and levies, at the rate of 25%.

    Earnings Release

Conference Call:

The Company will be hosting a conference call today, Wednesday, May 8, 2013 at 9:00 am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from the same link a few hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

    Earnings Release

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

    Earnings Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2013	2012
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$176,368	$199,241
Short-term bank deposits	23,562	15,444
Available-for-sale marketable securities	51,127	50,111
Trade and unbilled receivables, net	765,373	688,129
Other receivables and prepaid expenses	181,245	180,103
Inventories, net of customers advances	771,993	751,247
Total current assets	1,969,668	1,884,275

Investments in affiliated companies, partnerships and other companies	128,869	126,482
Long-term trade and unbilled receivables	224,777	229,687
Long-term bank deposits and other receivables	31,610	19,269
Deferred income taxes, net	30,674	31,465
Severance pay fund	308,779	302,680
	724,709	709,583

Property, plant and equipment, net	493,459	501,286
Goodwill and other intangible assets, net	702,154	715,561
Total assets	$3,889,990	$3,810,705

Liabilities and Equity

Short-term bank credit and loans	$49	$181
Current maturities of long-term loans and Series A Notes	76,804	90,056
Trade payables	252,927	260,975
Other payables and accrued expenses	733,022	704,450
Customer advances in excess of costs incurred on contracts in progress	463,806	453,382
	1,526,608	1,509,044

Long-term loans, net of current maturities	175,986	173,745
Series A Notes, net of current maturities	418,616	408,610
Employee benefit liabilities	414,431	407,661
Deferred income taxes and tax liabilities, net	54,879	48,787
Customer advances in excess of costs incurred on contracts in progress	162,946	156,497
Other long-term liabilities	59,657	55,735
	1,286,515	1,251,035

Elbit Systems Ltd. equity	1,044,185	1,017,115
Non-controlling interests	32,682	33,511
Total equity	1,076,867	1,050,626
Total liabilities and equity	$3,889,990	$3,810,705

    Earnings Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
Revenues	680,188	690,788	2,888,607
Cost of revenues	487,479	495,037	2,072,742
Gross profit	192,709	195,751	815,865

Operating expenses:
Research and development, net	51,049	58,766	233,387
Marketing and selling	55,754	61,361	241,911
General and administrative	32,167	33,941	137,517
	138,970	154,068	612,815

Operating income	53,739	41,683	203,050

Financial expenses, net	(7,922)	(7,815)	(26,086)
Other income (expense), net	(9)	930	78
Income before income taxes	45,808	34,798	177,042
Taxes on income	(4,604)	(6,560)	(17,099)
	41,204	28,238	159,943

Equity in net earnings of affiliated companies and partnerships	1,692	4,038	11,160
Income from continuing operations	42,896	32,276	171,103
Loss from discontinued operations, net	(341)	(156)	(616)
Net income	42,555	32,120	170,487

Less: net loss (income) attributable to non-controlling interests	(1,148)	761	(2,608)
Net income attributable to Elbit Systems Ltd.'s shareholders	41,407	32,881	167,879

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings (losses) per share
Continuing operations	0.99	0.77	3.99
Discontinued operations	-	-	(0.01)
Total	0.99	0.77	3.98
Diluted net earnings (losses) per share
Continuing operations	0.98	0.77	3.98
Discontinued operations	-	-	(0.01)
Total	0.98	0.77	3.97

Weighted average number of shares used in computation of basic earnings per share (in thousands)	41,906	42,489	42,190
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,057	42,663	42,277

Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	41,610	32,974	168,245
Discontinued operations, net of income tax	(203)	(93)	(366)
Net income attributable to Elbit Systems Ltd.'s shareholders	41,407	32,881	167,879

    Earnings Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	42,555	32,120	170,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,831	35,485	138,796
Discontinued operations, net	341	156	616
Stock based compensation	190	216	3,326
Amortization of Series A Notes discount and related issuance costs, net	(23)	87	153
Deferred income taxes and reserve, net	(1,042)	(738)	6,579
Loss (gain) on sale of property, plant and equipment	(121)	115	1,197
Loss (gain) on sale investment	179	(791)	(829)
Equity in net loss (earnings) of affiliated companies and partnership, net of dividend received(*)	(1,602)	(1,468)	(1,602)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	(70,008)	14,726	(91,988)
Decrease (increase) in inventories, net	(20,746)	(58,410)	10,022
Increase (decrease) in trade payables, other payables and accrued expenses	13,145	(3,492)	(75,724)
Severance, pension and termination indemnities, net	1,232	(2,280)	(10,612)
Increase in advances received from customers	16,873	36,108	47,962
Net cash provided by operating activities	13,804	51,834	198,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(15,611)	(19,768)	(81,637)
Investments in affiliated companies and other companies	(3,298)	(507)	(4,241)
Proceeds from sale of property, plant and equipment	1,596	1,557	7,335
Proceeds from sale of investments	-	705	705
Investment in long-term deposits	(373)	(192)	(779)
Proceed from sale of long-term deposites	86	283	2,849
Investment in short-term deposits and available for sale securities	(10,712)	(275,181)	(340,899)
Proceed from sale of short-term deposits and available-for-sale securities	1,779	14,237	299,029
Net cash used in investing activities	(26,533)	(278,866)	(117,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,817	554	1,352
Repayment of long-term loans	(21,879)	(136,638)	(319,601)
Proceeds from long-term loans	10,050	125,254	122,038
Proceeds from issuance of Series A Notes	-	217,420	246,973
Series A Notes issuance costs	-	1,889	(2,035)
Purchase of treasury shares	-	(10,004)	(26,006)
Repayment of Series A Notes and convertible debentures	-	-	(53,530)
Dividends paid	-	-	(50,616)
Tax benefit in respect of options exercised	-	-	161
Change in short- term bank credit and loan, net	(132)	(14)	(2,817)
Net cash used in financing activities	(10,144)	198,328	(84,081)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,873)	(28,704)	3,336
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	199,241	202,577	202,577
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	176,368	173,873	199,241
* Dividend received from affiliated companies and partnership	90	2,570	9,558

    Earnings Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUES BY AREAS OF OPERATION:
	Three Months Ended				Year Ended
	March 31				December 31
	2013		2012		2012
	$ millions	%	$ millions	%	$ millions	%

Airborne systems	272.4	40.1	281.5	40.8	1,054.5	36.5
Land vehicle systems	58.5	8.6	91.6	13.3	374.5	13.0
C4ISR systems	237.6	34.9	218.8	31.7	1,017.6	35.2
Electro-optic systems	81.0	11.9	68.5	9.8	324.1	11.2
Other (mainly non-defense engineering and production services)	30.7	4.5	30.4	4.4	117.9	4.1
Total	680.2	100.0	690.8	100.0	2,888.6	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS(*):
	Three Months Ended				Year Ended
	March 31				December 31
	2013		2012		2012
	$ millions	%	$ millions	%	$ millions	%

Israel	138.6	20.4	136.2	19.7	519.9	18.0
North America	219.1	32.2	208.9	30.2	909.4	31.5
Europe	120.0	17.6	113.1	16.4	561.1	19.4
Asia Pacific	129.8	19.1	153.4	22.2	568.4	19.7
Latin America	65.5	9.6	56.5	8.2	258.8	9.0
Other countries	7.2	1.1	22.7	3.3	71.0	2.4
Total	680.2	100.0	690.8	100.0	2,888.6	100.0

(*)
The distribution of revenues by geographical regions has been modified in certain respects from our reports in prior years. The regions of “Israel” and “Europe” remain unchanged. The “U.S.” region has been changed to “North America”, which includes the U.S. and Canada. We now also include two new regions: “Latin America” and “Asia-Pacific” (east of the Caspian Sea). The remaining markets are included in “Other countries”.